UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Bernard Chaus, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

162510200
(CUSIP Number)

Josephine Chaus
c/o Dechert LLP
1095 Sixth Avenue
New York, NY 10036
Attention: Martin Nussbaum
(212) 698-3500

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 162510200
1.		Names of Reporting Persons Josephine Chaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC Use Only
4.		Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,776,172
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,776,172
	10.	Shared Dispositive Power 61,136
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,837,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 44.9%
14.		Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D relating to the event date of October 16, 1992 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D relating to the event date of November 22, 1994 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D relating to the event date of November 15, 1995 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D relating to the event date of November 14, 1996 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D relating to the event date of January 26, 1998 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D relating to the event date August 29, 2003 (“Amendment No. 6”), reported by Josephine Chaus (the "Reporting Person") relating to the common stock, par value $.01 per share (the "Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 and this Amendment No. 7 to the Statement on Schedule 13D are collectively referred to herein as the "Schedule 13D". Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended  amended and restated in its entirety as set forth below:

On April 4, 2012, the Issuer announced in a press release (the “Press Release”) that it had entered into the Agreement and Plan of Merger (“Merger Agreement”) with Camuto Consulting, Inc., a Connecticut corporation (“CCI”), Camuto Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of CCI (“Investor Newco”), the Reporting Person, the Issuer’s chief executive officer and chairwoman, certain entities associated with Mrs. Chaus (collectively, the “Family Shareholders”), and BC Family Merger Corp., a New York corporation beneficially owned by the Family Shareholders (“Family Newco”). The Press Release has been filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2012, and is incorporated herein by reference in its entirety as Exhibit 1.  Pursuant to the Merger Agreement, Investor Newco and Family Newco will be merged with and into the Issuer (the “Merger”).  At the effective time of the Merger, each outstanding share of Common Stock, other than (i) shares owned immediately prior to the effective time by Investor Newco or Family Newco, and (ii) shares as to which dissenters’ rights have been properly exercised and perfected under New York law, will be canceled and converted into the right to receive $0.21 in cash. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Issuer’s shareholders.

The purpose of the Merger is for CCI to acquire all of the shares of Common Stock other than the shares it currently owns and the shares owned by the Family Shareholders. If the Merger is consummated, the Common Stock will no longer be publicly traded and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by CCI and the Family Shareholders. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2012, and is incorporated herein by reference in its entirety as Exhibit 2.

In connection with the proposed transaction, the Issuer, Family Newco, the Family Shareholders, CCI and Investor Newco entered into a Voting Agreement (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Family Shareholders agreed, among other things, to vote their shares of Company common stock in support of the Merger.  The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2012, and is incorporated herein by reference in its entirety as Exhibit 3.

In connection with the proposed transaction, the Issuer, Family Newco, the Family Shareholders, CCI and Investor Newco entered into a Rollover Agreement (the “Rollover Agreement”).  Pursuant to the Rollover Agreement, the Family Shareholders agreed, among other things, to contribute all of their shares of Common Stock to Family Newco in exchange for shares of Family Newco common stock.  The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is attached as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.

Other than as described in Item 4 above, and except as otherwise disclosed herein or in the Merger Agreement, the Voting Agreement or the Rollover Agreement, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, and may at any time determine to increase or decrease his ownership of Common Stock.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)   As of the date hereof, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 16,837,308, which represents approximately 44.9% of the outstanding shares of Common Stock  based on the number of outstanding shares of Common Stock of the Issuer as of April 3, 2012. These 16,837,308 shares do not include an aggregate of 2,000,000 shares of Common Stock owned by certain trusts for the benefit of the Reporting Person's children or 683 shares of Common Stock owned by one of her children. The Reporting Person does not have any power to vote, direct the vote or dispose of these 2,000,683 shares of Common Stock and disclaims beneficial ownership of these 2,000,638 shares of Common Stock.

As a result of the matters described in Item 4 above, the Reporting Person, the Family Shareholders, Family Newco, CCI and Investor Newco may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, the Reporting Person may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by each other member of the group. The Reporting Person disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by CCI, Family Newco, Investor Newco or any of the other Family Shareholders, or by any of their respective affiliates. The Reporting Person does not have affirmative information about any such shares that may be beneficially owned by such persons.

(b) As of the date hereof, the Reporting Person had the sole power to vote, direct the vote or dispose of an aggregate of 16,776,172 shares of Common Stock beneficially owned by her. The Reporting Person has shared power to dispose of an aggregate of 61,136 shares of Common Stock held by her and Daniel Rosenbloom as co-trustees for her children. The Reporting Person does not have the power to vote or direct the vote of these shares.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Issuer Common Stock referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Press release, dated April 4, 2012
2.
Agreement and Plan of Merger, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012

3.	Voting Agreement, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012
4.
Rollover Agreement, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                JOSEPHINE CHAUS

               /s/ Josephine Chaus

Dated: April 10, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Press release, dated April 4, 2012 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Bernard Chaus, Inc. on April 5, 2012).
2.
Agreement and Plan of Merger, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Bernard Chaus, Inc. on April 5, 2012).

3.
Voting Agreement, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Bernard Chaus, Inc. on April 5, 2012).

4.
Rollover Agreement, by and among Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., Camuto Consulting, Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012.